File № 82-4257

VOZROZHDENIYE
BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«11» December 2003
№ 1101/7513

03045432

03 DEC 31 7:21

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– amendments and alterations # `2
– amendments and alterations # `3

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

dlw 1/7

AGREED

Deputy Chief of Main Territorial Department
for Moscow of the Central Bank
of Russian Federation

Signature: D.M.Jan
August 07th, 2003
Stamp: Central Bank of Russian Federation,
Moscow Territorial Division

AMENDMENTS AND ALTERATIONS # `2
introduced into the Charter
of Open Joint-stock Company Vozrozhdeniye» (Bank «Vozrozhdeniye» OAO),
main government registration number 1027700540680,
Registration date: December 17th, 2002,
Registration number of Bank of Russia according to the Book of Government Registration of Credit Institutions 1439 as of April 12th, 1991.

1. That index 347340 shall be replaced by 347371 in Sub-clause 4, Clause 1.11., Article 1;

2. That Sub-clause 19, Clause 1.11., Article 1 shall be stated as follows: 'Krasnogorsk Branch, 38b, Lenina Street, Krasnogorsk town, 143400, Moscow Region.'

3. That Sub-clause 30, Clause 1.11., Article 1 shall be deleted with appropriate change in the numeration.

4. That Sub-clause 32, Clause 1.11., Article 1 shall be stated as follows: 'Nizhni Novgorod Branch, 106A, Belinsky Street, Nizhni Novgorod, 603006.'

5. That Sub-clause 50, Clause 1.11., Article 1 shall be stated as follows: 'Stavropol Branch, 3/1A Karl Marx Prospect, 355008.'

6. That Sub-clause 55, Clause 1.11., Article 1 shall be stated as follows: 'Central Branch, bldg. 1, 7/4, Luchnikov Pereulok, Moscow, GSP-9, 101999.'

7. That the first sentence of 4 paragraph, Sub-clause 17.2.21, Article 17 shall be stated as follows: 'Decisions on the issues specified in Sub-clauses 17.2.1., 17.2.2., 17.2.3, 17.2.5, 17.2.6., 17.2.15, 17.2.17 shall be made by general meeting of the Bank shareholders with three quarter majority of votes given to the shareholders holding voting shares and attending the general meeting.'

8. That the second paragraph of Clause 17.5., Article 17 shall be stated as follows: 'Extraordinary general meeting of the Bank shareholders shall be held upon the decision of the Bank Supervisory Council on its motion, at the request of the Bank Auditing Commission, the Bank auditor as well as the shareholder(s) holding at least 10 percent of voting shares of the Ban on the day of the request.'

9. That the first paragraph, Clause 18.5, Article 18 shall be stated as follows: 'The Bank Supervisory Council shall be convened by its Chairman if need arises but at least once in six months as well as at any time at the request of a member of the Supervisory Council, the Auditing Commission, the Bank Auditor, the Bank Board Chairman or the Bank Board.'

10. That the last sentence of the second paragraph, Clause 18.5., Article 18 shall be stated as follows: 'Decision on approval of the transaction with interest shall be made by a majority of votes given by independent members of the Supervisory Council who is not interested in the transaction.

11. That Sub-clause 18.6.21, Article 18 shall be stated as follows:

'Signing of the contract with the Bank Board Chairman by Chairman of the Bank Supervisory

Council on behalf of the Bank.[1]

12. That the words 'the Bank Board Chairman' in the title of Article 19 and Clause 19.2., Article 19 shall be replaced by 'the Bank Board Chairman (President).'

13. To state the first paragraph of Clause 20.1., Article 20 as follows: 'The Bank Board is a continuous plural executive and management body of the Bank exercising current management of the Bank activities including the decisions on the Bank participation in other legal entities including establishing of subsidiaries, decide on opening and closing of additional offices and operation cashier's desks, approves the company documents regulating current activities of the Bank and other issues referred to its competence.'

14. To state Clause 20.2., Article 20 as follows:

'The Bank Board members shall be elected by the Bank Supervisory Council upon representation of the Bank Board Chairman. The Board shall consist of at least 9 members to be elected from the Bank employees once in 5 years.

Duties of the Bank Board Chairman shall be exercised by a sole executive body (the Bank Board Chairman (President)). The Bank Board Chairman shall run the Board meetings, ensure keeping of the meeting minutes, approve decisions made by the Board.'

15.To state Clause 20.9., Article 20 as follows:

'The competence of the Bank Board as well as its operation shall be provided by the Provision On the Board of Open Joint-Stock Company Bank Vozrozhdeniye.'

Amendments and alterations were introduced by the General Meeting of shareholders, Minutes #3 as of June 27st 2003.

Chairman of Supervisory Board
of Vozrozhdeniye Bank (OAO) *Seal of VBank* Yu.M.Marinichev

AGREED

Deputy Chief of Main Territorial Department
for Moscow of the Central Bank
of Russian Federation

Signature: G.S.Sitnikova
August 27th, 2003
Stamp: Central Bank of Russian Federation,
Moscow Territorial Division

AMENDMENTS AND ALTERATIONS # `3
introduced into the Charter
of Open Joint-stock Company Vozrozhdeniye» (Bank «Vozrozhdeniye» OAO),
main government registration number 1027700540680,
Registration date: December 17th, 2002,
Registration number of Bank of Russia according to the Book of Government Registration of Credit Institutions 1439 as of April 12th, 1991.

1. That Sub-clause 3.1. of Clause 3, Article 3 shall be stated as follows:

«3.1. The Bank's authorized capital is equal to 200,431,990 (two hundred million four hundred and thirty one thousand nine hundred and ninety) Rubles and consists of par values of the shares acquired by shareholders. »

2. That Sub-clause 3.2. of Clause 3, Article 3, 2nd paragraph shall be stated as follows:

«16,748,753 (sixty million seven hundred and forty eight thousand seven hundred and fifty three) non-documentary registered equity shares of par value 10 (ten) Rubles each share; »

3. That Sub-clause 3.3. of Clause 3, Article 3, 2nd paragraph shall be stated as follows:

«7,000,000 (seven million) non-documentary registered equity shares of par value 10 (ten) Rubles each share;»

Amendments and alterations were introduced by the Special General Meeting of shareholders, Minutes #2 as of February 21st 2003 and in compliance with report on share issue results (Registered by Central Bank of the Russian Federation August 15, 2003).

Chairman of Supervisory Board
of Vozrozhdeniye Bank (OAO) *Seal of VBank* Yu.M.Marinichev